FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

June 17, 2008

Item 3: News Release:

A news release dated and issued on  June 17, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Reports Positive Results from Initial Bulk Sampling at Golden Summit

Item 5: Full Description of Material Change:

June 17, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to provide an update on its bulk sampling activities at the Golden Summit project located outside Fairbanks, Alaska, and to report the first gold grades from the sampled material.  The first samples tested during the initial processing in late September and October of 2007 had a weighted average grade of 2.7 g/tonne (0.08 oz/ton), with individual stockpiles from a variety of areas tested ranging from 0.6 g/tonne (0.02 oz/ton) to 7.0 g/tonne (0.21 oz/ton).  A total of 23,500 tons of material are currently stockpiled and are awaiting testing and processing over the next four months, along with a further estimated 45,000 tons that will be collected and processed from the Beistline, Fence 1 and Tolovana areas.

As indicated in the June 13, 2008 release which provided an overview on the Company’s bulk sample processing and gravity-based gold recovery activities, the primary purposes of the bulk-sampling program at Golden Summit are to determine the continuity and average grades of gold mineralization found within numerous gold-bearing shear zones over a +5,000 foot strike length discovered and delineated through sampling and mapping numerous trenches and drilling over 1,000 shallow RAB  holes over the past two years.

Bulk sample extraction commenced in the fall of 2006, when approximately 10,000 tons of material was collected from nine different locations - four of which were related to the historically mined Cleary Hill vein and its newly discovered eastern extension (the Beistline structure) while the other five were from a number of veins and shear zones located immediately to the south and sub-parallel to the east-west workings of the Cleary Hill mine (the South Vein Swarm).   Descriptions of these initial samples can be found in the November 30, 2006 news release, with sample locations shown in the March 29, 2007 release.  This initial bulk-sampling and associated overburden stripping confirmed that the gold mineralization found in veins, shears and stockworks extends over a much broader area than previously recognized, with gold bleeding into the hanging and footwalls of the narrower high grade quartz veins that were selectively mined underground in the past.

Following the permitting, construction and installation of the Company’s impact crusher and gravity-based processing plant (located approximately 2 miles from the Cleary Hill Mine), the first of the bulk sample stockpiles were crushed and sampled during a limited processing run in late September and October of last year before the winter shut-down.  All of the vein and shear material extracted during bulk sampling was stockpiled separately according to sample location.   Individual stockpiles were batched through the crushing circuit using a horizontal impact crusher in closed circuit with a vibrating ¼” screen deck, and then weighed using the belt scale on the conveyor feeding the gravity processing plant.  This material fed into the plant was then sampled every 15 minutes.  The tonnages and average head grades of the individual sample piles crushed and analyzed in 2007 are as follows:

Sampled Material	Tons Sampled	Gold Grade (g/tonne)	Gold Grade (oz/ton)
D-8	409	5.7	0.17
Cleary Vein Cut #5	122	2.6	0.08
Cleary HW	1064	0.6	0.02
Cleary Road Cut	693	2.1	0.06
Red Shaft	94	2.3	0.07
Fence 1 Colorado	176	1.6	0.05
Wackwitz Area 1	96	5.2	0.15
Wackwitz Area 2	288	7.0	0.21
Wackwitz Area 4	137	3.4	0.10

While the grades of these surface samples are positive in relation to the 0.61g/tonne grade of the reserves currently reported as remaining within the neighboring Fort Knox gold mine, it is important to note that the samples collected in 2006 were selective in nature.  These samples were also collected prior to the drilling of the 1,000 shallow RAB holes over the past year and a half which has added significantly to the Company’s understanding of the multiple 100 to 300 foot wide packages of veins and shear zones which strike through the Cleary Hill and Tolovana areas.  With the re-commencement of processing for the 2008 season, four small piles remain to be sampled and processed over the coming weeks, along with 6,100 tons from the Beistline area, which represents the first larger-scale sampling that was undertaken on the project.

The 2006 Beistline bulk samples, which will be among the first material processed in 2008, were collected from an excavation 300 feet long by 30 feet deep and 30 feet wide.  Approximately 2,850 tons of mineralized material was collected from the vein system.  Another 3,250 tons of mineralized material was collected from the "bleed" material that splays into the hanging wall of the vein.  Channel sampling was conducted at the surface prior to excavation, with vertical channel samples taken from the pit walls after excavation.  Surface samples of the 4” to 18” wide vein material averaged 39.5 g/tonne (1.15 oz/ton) along the 185 foot strike length tested, while samples 5 to 10 feet into the hanging wall returned assays of  25.3, 34.3, 31.1, 26.1 and 46.3 g/tonne (0.74 to 1.35 oz/ton).  Vertical channel samples ranging  from 2 to 5 feet in length were taken every 10 to 20 feet along the walls of the initial pit and ranged from a low of 0.24 g/tonne (0.007 oz/ton) over 2 feet, to highs of 65.3 g/tonne (1.9 oz/ton) and 616.7 g/tonne (18.0 oz/ton) over 3-foot intervals.

The bulk sampling that was conducted in 2007 focused on two areas in order to provide much larger samples that are more representative of the bulk tonnage mineralization found in the Cleary Hill area.  The sampling in the Beistline area extended the previously tested area through a new cut approximately 550 feet long (oriented east-west) and 90 to 140 feet wide over an average depth of 10 feet.  Following completion of this cut, the bulk sampling moved to the area where Fence 1 of the RAB drilling was conducted.  Sampling here was conducted over a 750 foot long (oriented north-south) by 50 foot wide area.  As the ground in this area slopes from south to north, 5 separate excavations were conducted in a step-like fashion, with the depth of each cut ranging from 1 to 2 feet on the north sides to 15 feet on south sides.  Where the Cleary Hill vein was encountered, additional sampling was done on a 100 foot long by 130 foot wide area to a 10 foot depth to further test the bleed mineralization in this area.

As both the Cleary Hill and the Beistline areas were drilled with close spaced RAB holes prior to their excavation, the results of these samples will permit the first reconciliation of bulk sample grades with those predicted by the drilling.  The orientation of the two excavations also tested the continuity of the gold mineralization along the strike of one of the shear zones in one instance (Beistline) and perpendicular to the strike, and running through multiple shear zones in the other (Fence 1).

A total of 23,250 tons of material is currently stockpiled for processing over the coming months.  These are broken down as follows:

Sample Location	Tons Sampled	Sample Location	Ton Sampled
2007 Coarse Tails	3,500	Currey Shear	200
Penrose Dump	150	Beistline Structure	2,850
Mixed clean-up	500	Beistline Bleed	3,250
Fence 1	100	2007 Beistline	5,500
Alaska vein	200	2007 Fence 1	7,000

In addition to the above stockpiles, an additional 45,000 tons is expected to be sampled in 2008, bringing the total estimated amount of material to be processed over the next four months to approximately 70,000 tons.  This new 45,000 tons will be extracted from a second and third cut in the Beistline area, by extending and deepening  the prior Fence 1 sampling, and from the Tolovana area, where a new bulk sampling area will be opened up to test extensive shearing and stockwork veining encountered in the 2007 RAB drilling in this area.

True widths of the veins reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling and bulk sampling is variable.  Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.  All gravity process plant samples, whether from the feed, of from various locations within the plant or the tailings, are assayed for gold via met screen assay with gravimetric finish.

The Qualified Person, Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 17th day of June 2008.